SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

SPDR Index Shares Funds

(Name of Issuer)

SPDR Russell/Nomura Prime Japan ETF

(Title of Class of Securities)

78463X830

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 78463X830	Page 1 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power *
	6)	Shared Voting Power *
	7)	Sole Dispositive Power *
	8)	Shared Dispositive Power *
9)	Aggregate Amount Beneficially Owned by Each Reporting Person *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) *
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 5.

CUSIP No. 78463X830	Page 2 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power *
	6)	Shared Voting Power *
	7)	Sole Dispositive Power *
	8)	Shared Dispositive Power *
9)	Aggregate Amount Beneficially Owned by Each Reporting Person *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) *
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 5.

CUSIP No. 78463X830	Page 3 of 5 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power *
	6)	Shared Voting Power *
	7)	Sole Dispositive Power *
	8)	Shared Dispositive Power *
9)	Aggregate Amount Beneficially Owned by Each Reporting Person *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) *
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 5.

Page 4 of 5 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2012:

	(a)	Amount Beneficially Owned:

*

	(b)	Percent of Class:

*

	(c)	Number of shares to which such person has:

(i) sole power to vote or to direct the vote

*

(ii) shared power to vote or to direct the vote

*

(iii) sole power to dispose or to direct the disposition of

*

(iv) shared power to dispose or to direct the disposition of

*

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Each reporting person has ceased to beneficially own more than 5% of the stock of the issuer.

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	See the response to Item 5.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
Date

By:	/s/ William S. Demchak
Signature - The PNC Financial Services Group, Inc.
William S. Demchak, President
Name & Title

February 8, 2013
Date

By:	/s/ Nicholas M. Marsini, Jr.
Signature - PNC Bancorp, Inc.
Nicholas M. Marsini, Jr., Chairman
Name & Title

February 8, 2013
Date

By:	/s/ William S. Demchak
Signature - PNC Bank, National Association
William S. Demchak, President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED